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                             July 26, 2023

       Evan Xu
       Chief Financial Officer
       Genetron Holdings Ltd
       1-2/F, Building 11, Zone 1
       No. 8 Life Science Parkway
       Changping District, Beijing, 102206
       People   s Republic of China

                                                        Re: Genetron Holdings
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed May 12, 2023
                                                            File No. 001-39328

       Dear Evan Xu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 186

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, including, among others, the Schedule 13G/A filed by Sizhen
                                                        Wang and FHP Holdings
Limited on February 14, 2023, by Hai Yan on February 14,
                                                        2022, by Tianjin
Genetron Jun   an Business Management Partnership (Limited
                                                        Partnership) on
February 14, 2022, and the Schedule 13G filed by CICC Group on March
                                                        14, 2022 in connection
with your required submission under paragraph (a). Please
                                                        supplementally describe
any additional materials that were reviewed and tell us whether you relied upon any
legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the materials
reviewed and legal opinions or third party certifications relied upon in connection with the
required disclosures under paragraphs (b)(2) and (3).
 Evan Xu
Genetron Holdings Ltd
July 26, 2023
Page 2
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
      for    Genetron Holdings Limited or the VIEs.    We also note that the
list of significant
      subsidiaries and the VIEs in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC and Hong Kong that are not included in your VIEs. Please note that Item 16I(b)
      requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                           Sincerely,
FirstName LastNameEvan Xu
                                                           Division of
Corporation Finance
Comapany NameGenetron Holdings Ltd
                                                           Disclosure Review
Program
July 26, 2023 Page 2
cc:       Xuelin Wang
FirstName LastName